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                              July 1, 2021

       Marcus Choo Yeow Ngoh
       Chief Executive Officer
       PHP Ventures Acquisition Corp.
       CT 10-06, Level 10
       Corporate Tower Subang Square
       Jalan SS15/4G
       Subang Jaya
       47500 Selangor, Malaysia

                                                        Re: PHP Ventures
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 4, 2021
                                                            File No. 333-256840

       Dear Mr. Ngoh:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary, page 3

   1. You disclose that you have engaged ARC Group Limited to provide financial advisory services to you in
connection with this offering and that they will invest in the private placement, and also
that you will pay ARC Group $10,000 per month for office space, utilities and
secretarial and administrative support. Please expand your disclosure to clarify your
relationship with ARC Group Limited, as well as the financial advisory services it will
provide and how it will invest in the private placement. In this regard, we note you disclose that
the private placement consists of an offering of an aggregate of
 Marcus Choo Yeow Ngoh
FirstName   LastNameMarcus   Choo Yeow Ngoh
PHP Ventures   Acquisition Corp.
Comapany
July 1, 2021NamePHP Ventures Acquisition Corp.
July 1,2 2021 Page 2
Page
FirstName LastName
         220,900 placement units (or 235,900 placement units if the over-allotment option is exercised in full) and that the sponsor will purchase all such shares. Risk Factors
After our initial business combination, it is possible that a majority of our directos and officers will live outside the United States..., page 65

2. You disclose that it is possible that after your initial business combination a majority of your directors and officers will reside outside of the United States. However, the description of your officers' and directors' business experience elsewhere in this prospectus indicates that a majority of your officers and directors may currently reside outside of the United States. If this is the case, please revise this risk factor accordingly.
Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in our name..., page 68

3. Your disclosure here and on page 147 states that your exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder.
         However, Section 13.1 of your certificate of incorporation filed as
Exhibit 3.1 states that
         unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Please revise to reconcile this discrepancy.
Dilution, page 78

4. You indicate in the second paragraph that after giving effect to the sale of 5,000,000 shares of Class A common stock, your pro forma net tangible book value at May 26, 2021 would have been $5,111,158 which is different from the pro forma net book value of
         $5,000,001 disclosed on page 79. Please resolve this discrepancy.
5. We refer to the denominator calculation on page 79. It appears that the number of shares subject to redemption without over-allotment should be 4,387,408 rather than 43,387,408.
         Please revise to correct this error.
Proposed Business
Sourcing of Potential Initial Business Combination Targets, page 96

6. We note you disclose that members of your board have significant public company experience with consumer products and services-related companies. Please expand your disclosure to discuss this public company experience.
 Marcus Choo Yeow Ngoh
PHP Ventures Acquisition Corp.
July 1, 2021
Page 3
Exhibits

7. We note Section 7.3 of your rights agreement filed as Exhibit 4.5 provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for
      the Southern District of New York and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of
      New York or the United States District Court for the Southern District of New York,
      please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joanna Lam at (202) 551- 3476 or Craig Arakawa, Accounting Branch
Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin at (202) 551-3763 or Kevin Dougherty at (202)
551-3271 with any other questions.



                                                            Sincerely,
FirstName LastNameMarcus Choo Yeow Ngoh
                                                            Division of
Corporation Finance
Comapany NamePHP Ventures Acquisition Corp.
                                                            Office of Energy &
Transportation
July 1, 2021 Page 3
cc:       Andrew W. Tucker
FirstName LastName